The DIRECTV Group, Inc.
2230 East Imperial Highway
El Segundo, CA 90245

September 20, 2007

U. S. Securities and Exchange Commission                                                                                                                                                 By Facsimile and Expedited Mail
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington D.C. 20549
Attn:      Kathleen H. Krebs
Special Counsel
Fax No.:  202-772-9205

Re:         The DIRECTV Group, Inc.
Definitive Schedule 14A filed April 27, 2007
Commission File Number: 1-31945

Dear Ms. Krebs:

This is in response to the comments made in your letter dated August 21, 2007.  We appreciate the comments and are in the process of preparing responses to them.  We believe that it is important to have our Compensation Committee and their independent consultant participate in this process and that will require additional time beyond your requested response date of September 21, 2007.  Consequently, we are requesting a two-week extension until October 5, 2007.  This will provide an opportunity for careful review by the Compensation Committee and their independent consultant of your comments and our proposed responses.

Please let us know whether the requested extension will be granted by contacting me at: (310) 964-0723 (phone), 310-964-0839 (fax), or larry.hunter@directv.com (e-mail).

Sincerely,

Larry D. Hunter
Executive Vice President and General Counsel